





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RHCA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5065 Westheimer, Suite 604
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy K. Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBH CPA's, PC
(Name – *if individual, state last, first, middle name*)

6002 Rogerdale Road, Suite 500	Houston	Texas	77072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristy K. Johnson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RHCA Securities, LLC _____, as of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DANIEL EUGENE LEGAYE JR
My Commission Expires
April 23, 2018
STATE OF TEXAS

Notary Public

Kristy K. Johnson
Signature

CFO/FINOP
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>RHCA Securities, LLC</u>

TABLE OF CONTENTS
DECEMBER 31, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Managers of
RHCA Securities, LLC
Houston, Texas

We have audited the accompanying statement of financial condition of RHCA Securities, LLC, a Texas limited liability company, as of December 31, 2016, and the related statements of operations and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of RHCA Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RHCA Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Information Relating to the Possession or Control Requirements Under SEC Rule 15c2-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of RHCA Securities, LLC's financial statements. The supplemental information is the responsibility of RHCA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Information Relating to the Possession or Control Requirements Under SEC Rule 15c2-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

GBH CPAs, PC

GBH CPAs, PC
Houston, Texas
March 15, 2017

P 713-482-0000 | GBH CPAs, PC

F 713-482-0099 | 6002 Rogerdale Road, Suite 300

W gbhcpas.com | Houston, Texas 77072



A member of Kreston International | A global network of independent accounting firms

RHCA Securities, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash	$	23,009
Accounts receivable		110,250
Prepaid expenses		4,150
Total assets	$	137,409

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	2,123
Total liabilities		2,123
Member's equity		135,286
Total liabilities and member's equity	$	137,409

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE

Transaction fee	$	110,250
Total Revenue		110,250

EXPENSES

Professional fees	70,823
General and administrative	12,904
Total Expenses	83,727

NET INCOME	26,523

MEMBER'S EQUITY

Member's equity as of December 31, 2015		21,197
Member contributions		87,566
Member's equity as of December 31, 2016	$	135,286

The accompanying notes are an integral part of these financial statements.

RHCA Securities, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	26,523
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accounts receivable		(110,250)
Decrease in prepaid expenses		10,586
Increase in accounts payable		2,123
Net cash used in operating activities		(71,018)

CASH FLOWS FROM FINANCING ACTIVITIES

Member contributions	87,566
Cash provided by financing activities	87,566
NET INCREASE IN CASH	16,548
Cash at beginning of year	6,461
Cash at end of year	$ 23,009

SUPPLEMENTAL DISCLOSURES

Income taxes paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

4

1. ORGANIZATION AND NATURE OF BUSINESS

RHCA Securities, LLC (the "Company") was formed as a Limited Liability Company in Texas in 2014. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Houston, Texas. The Company is a wholly-owned subsidiary of Rock House Capital Advisors, LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged to provide merger, acquisition, divestiture and advisory services to emerging growth and middle market companies. The Company will also provide assistance in raising debt and equity capital through the private placement of securities.

Revenue Recognition
Transaction fees resulting from investment banking activities are recorded at closing of the transaction. Subsequent contingent fees are recorded upon the occurrence of additional funding related to the original transaction and the income is reasonably determinable.

Cash
Cash, for purposes of the statement of cash flows, includes cash in a bank checking account.

Accounts Receivable
In the opinion of management, no material losses will be realized in the collection of receivables and, therefore, no allowance for doubtful receivables has been provided. The Company has recorded a receivable of $110,250 as of December 31, 2016, related to the transaction fee for a transaction completed in October 2016 as this is the amount that has been received so far from the customer. The Company is in dispute with the customer and believes that an additional $110,250 is due under the agreement. The Company has not recorded this amount as of December 31, 2016, and will record additional revenue for any additional amount received from the customer after the dispute has been resolved.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Cash, prepaid expenses and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax
The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal

obligation of the individual members of the parent. The Company is subject to state income tax. The Company has no provision for estimated Texas margin taxes for the year ended December 31, 2016.

Subsequent Events
The Company has evaluated all transactions from December 31, 2016 through the financial statement issuance date for subsequent event disclosure consideration.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $20,886 which was $15,886 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.10 to 1 at December 31, 2016.

4. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

During the year ended December 31, 2016, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. **SIPC SUPPLEMENTAL REPORTING**

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. **CONCENTRATION OF CREDIT RISK**

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. **CONTINGENCIES**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. **RELATED PARTY TRANSACTIONS**

The Parent provided Chief Compliance Officer services to the Company totaling $10,050 in 2016. The Parent also provided certain office and administrative services to the Company. In return, the Company pays the Parent a monthly common sharing cost allocation fee. For the year ended December 31, 2016, the Company incurred allocation fees from the Parent of approximately $9,432, which was reflected in general and administrative expenses in the accompanying statement of operations and changes in member's equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**

    The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

RHCA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
AS OF DECEMBER 31, 2016

NET CAPITAL				
Total member's equity qualified for net capital			$	135,286
Less nonallowable assets	$	114,400		
		114,400		
Other deductions / charges		-		114,400
Net capital			$	20,886
AGGREGATE INDEBTEDNESS			$	2,123
NET CAPITAL REQUIREMENT				5,000
Minimum dollar net capital requirement of reporting broker or dealer			$	5,000
Net capital in excess of required minimum			$	15,886
Excess net capital at 1000% (net capital less than the greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement)			$	14,886
Ratio of aggregate indebtedness to net capital				0.10 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2016, and the corresponding unaudited Part IIA of the FOCUS Report / Form X-17A-5 filed by RHCA Securities, LLC.

SCHEDULE II
INFORMATION RELATED TO THE POSSESS OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company's transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customer's securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

As of and for the year ended December 31, 2016, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Managers of
RHCA Securities, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report –
Management Assertions Regarding RHCA Securities, LLC, in which (1) RHCA Securities, LLC identified
the following provisions of 17 C.F.R. §15c3-3(k) under which RHCA Securities, LLC claimed an
exemption from 17 C.F.R. §240.15c3-3: (2)(i)(the "exemption provisions") and (2) RHCA Securities, LLC
stated that RHCA Securities, LLC met the identified exemption provisions throughout the most recent
fiscal year without exception. RHCA Securities, LLC's management is responsible for compliance with the
exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required procedures to
obtain evidence about RHCA Securities, LLC's compliance with the exemption provisions. A review is
substantially less in scope than an examination, the objective of which is the expression of an opinion on
management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects, based on
the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GBH CPAs, PC

GBH CPAs, PC
Houston, Texas
March 15, 2017

P 713-482-0000 | **GBH CPAs, PC**

F 713-482-0099 | 6002 Rogerdale Road, Suite 300

W gbhcpas.com | Houston, Texas 77072



A member of Kreston International | A global network of independent accounting firms

RHCA Securities' Exemption Report

RHCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. RHCA Securities, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2016.

2. RHCA Securities, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

RHCA Securities, LLC

I, Kristy Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Chief Financial Officer

Title

March 15, 2017